Exhibit (a)(1)(ix)

COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV

January 25, 2008

IMPORTANT-YOUR IMMEDIATE ATTENTION IS REQUESTED

Dear Quinsa Shareholder,

We recently mailed materials to you regarding our Offer to purchase all of your shares of Quilmes Industrial (Quinsa), Société Anonyme. We would like to speak to you about our Offer, but we have been unable to reach you. Our Offer is scheduled to expire at 5:00 pm (New York City time) on January 30, 2008.

We would appreciate your calling our Information Agent for the Offer, Innisfree M&A Incorporated, toll-free at 877-750-9501 at your earliest convenience.

We look forward to hearing from you.

Best regards,

COMPANHIA DE BEBIDAS DAS
AMÉRICAS — AMBEV